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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                Schedule 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 29)

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                              Taubman Centers, Inc.
                            (Name of Subject Company)


                              Taubman Centers, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  Lisa A. Payne
                              Taubman Centers, Inc.
                             200 East Long Lake Road
                             Suite 300, P.O. Box 200
                        Bloomfield Hills, Michigan 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                 With copies to:

       Cyril Moscow              Jeffrey H. Miro           Adam O. Emmerich
 Honigman Miller Schwartz        Kenneth H. Gold           Trevor S. Norwitz
            and               Miro, Weiner & Kramer          Robin Panovka
         Cohn, LLP            38500 Woodward Avenue,    Wachtell, Lipton, Rosen
    2290 First National             Suite 100                   & Katz
         Building               Bloomfield Hills,         51 West 52nd Street
    660 Woodward Avenue           Michigan 48303       New York, New York 10019
     Detroit, Michigan            (248) 646-2400            (212) 403-1000
        48226-3583
      (313) 465-7000

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

This Amendment No. 29 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8.  Additional Information to be Furnished.

      (a)   Legal Matters

            The United States District Court for the Eastern District of Michigan issued an Amended Opinion and Order in the case styled Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al. The Court dismissed Simon's challenge to the 1998 restructuring of Taubman Centers and denied Simon's contention that the Taubman Centers Board improperly rejected Simon's tender offer. The Court also dismissed the Glancy case without prejudice and dismissed Smith from the Simon case. The Court entered an order preliminarily enjoining (i) the voting of the shares owned by the members of the Taubman family (owners of over 30% of the voting power of the Company) and by certain other shareholders of the Company (owners of approximately 3% of the voting power of the Company), and (ii) the enforcement of the December 20, 2002 amendments to the Company's By-Laws. The foregoing description of the Court's Amended Opinion and Order is qualified by reference to the entire text of the Amended Opinion and Order, which is attached hereto as Exhibit No. (a)(67) and incorporated herein by reference.

ITEM 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.          Description
-----------          -----------
(a)(67)              Amended Opinion and Order issued on May 8, 2003 by the
                     United States District Court for the Eastern District of
                     Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers,
                     Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al.

(a)(68)              Press release issued by Taubman Centers on May 8, 2003



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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2003                       Taubman Centers, Inc.


                                          By: /s/ Lisa A. Payne
                                              --------------------------------
                                              Lisa A. Payne

                                          Executive Vice President,
                                          Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.          Description
----------           -----------
(a)(67)              Amended Opinion and Order issued on May 8, 2003 by the
                     United States District Court for the Eastern District of
                     Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., et al., and Lionel Z. Glancy v. Robert S. Taubman, et al.

(a)(68)              Press release issued by Taubman Centers on May 8, 2003